SembCorp Industries

03003139

Rule 12g3-2(b) File No. 825109

18 December 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

03 JAN -8 AM 10:09

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 1/23

SEMBCORP INDUSTRIES LTD

RESULTS OF THE PREFERENTIAL OFFER

The Board of Directors of SembCorp Industries Ltd (the "**Company**") wishes to announce that, as at the close of the renounceable preferential offer ("**Preferential Offer**") for sale by the Company of 375,000,000 ordinary shares of S$0.05 each in the capital of Singapore Food Industries Limited ("**SFI Sale Shares**") on December 13, 2002, valid acceptances and excess applications for a total of 161,749,081 SFI Sale Shares under the Preferential Offer were received.

All terms and references used in this Announcement which are defined or construed in the formal offer document dated November 28, 2002 containing the terms of the Preferential Offer ("**Offer Document**") but are not defined or construed in this Announcement shall have the same meaning and construction as defined in the Offer Document.

Details of valid acceptances and excess applications for the SFI Sale Shares received, including the acceptance of a provisional allocation of 146,480,235 SFI Sale Shares by Singapore Technologies Pte Ltd ("**STPL**"), a major shareholder of the Company, as at the close of the Preferential Offer, are as follows:

(a) valid acceptances were received for a total of 158,757,167 SFI Sale Shares; and

(b) valid excess applications were received for a total of 2,991,914 SFI Sale Shares.

The balance of 216,242,833 SFI Sale Shares not accepted by the shareholders of the Company, their renouncees or purchasers of entitlements to the SFI Sale Shares under the Preferential Offer, will be allocated to satisfy excess applications for the SFI Sale Shares in full. Pursuant to the undertaking given by STPL in connection with the Preferential Offer, STPL will purchase the remaining 213,250,919 SFI Sale Shares not purchased, or applied for, by the other Entitled Shareholders.

Moneys paid in respect of any invalid acceptances and/or applications under the Preferential Offer will be refunded to such acceptors and/or applicants without interest or any share of revenue or other benefit arising therefrom within 14 days after the close of the Preferential Offer on December 13, 2002, by means of a crossed cheque drawn on a bank in Singapore and sent to them at their mailing addresses by ordinary post (if they accepted and/or applied through the CDP or the Share Registrar) at their own risk, or by crediting their accounts with the relevant NETS Banks (if they accepted and/or applied through the ATCs) at their own risk or their accounts with the relevant Participating Banks (if they accepted and/or applied by way of Electronic Application) at their own risk.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary
Singapore
December 18, 2002

For media and analyst's enquiries, please call :

Ms Ng Lay San